UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

JANUARY 19, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Other Events.

3.75% Senior Exchangeable Convertible Notes Due 2011

On October 30, 2009, CDC Corporation (the “Company”) initiated a lawsuit in the Superior Court of DeKalb County, State of Georgia (the “Georgia Case”) against Evolution Capital Management LLC and certain of its affiliates (collectively, “Evolution”), alleging breach of non-disclosure agreement, breach of the purchase agreement relating to the Company’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the covenant of good faith and fair dealing, breach of fiduciary duty, wrongful disclosure and misuse of trade secrets, tortious interference with business relations, and civil conspiracy. The complaint also seeks recovery, in excess of $295.0 million, of compensatory damages, punitive damages, interest, attorneys’ fees, litigation expenses and injunctive relief.

On January 19, 2010, Evolution filed its answer and defenses in the Georgia Case, and also asserted counterclaims for breaches of representations, warranties and covenants under the Notes and the Note Purchase Agreement related thereto. Evolution is also seeking dismissal of the Georgia Case and such other relief that includes repayment by the Company of approximately $53.0 million in Notes plus interest at the default rate, actual damages, including costs and attorneys’ fees for opposing the Georgia Case, as well as other damages and relief as may be determined at trial.

On December 18, 2009, Evolution filed a notice of motion for summary judgment in lieu of complaint against the Company in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of their Notes, together with accrued, retroactive and default interest (the “New York Case”). Evolution has also alleged default under the Notes, and is also seeking reimbursement of fees and costs in the New York Case.

The Company cannot be certain as to the outcome of either the Georgia Case or the New York Case, and intends to vigorously assert and defend it rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2010

CDC CORPORATION

By:	/s/ Donald L. Novajosky
	Name: Title:	Donald L. Novajosky Vice President and Associate General Counsel